Exhibit 1

EMBRAER – Empresa Brasileira de Aeronáutica S.A.

MARKET NOTICE

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A. (“Embraer” or the “Company”), in furtherance of the Notice to the Market (of material fact) dated January 20, 2006, which details Embraer’s proposed capital restructuring (“the Restructuring”), which consists of the merger of Embraer with and into Rio Han Empreendimentos e Participações S.A. (“Rio Han” or “New Embraer”), hereby informs that the following members of the Board of Directors of New Embraer will be submitted for approval at the Extraordinary General Meeting of Rio Han Shareholders to take place on March 31, 2006 following the Extraordinary General Meeting of Embraer Shareholders to approve the Restructuring.

Board Member	Alternate

Maurício Novis Botelho	Carlyle Wilson

Boris Tabacof	Antonio Corrêa Meyer

Claudemir Marques de Almeida	João Batista Barbosa

Eduardo Salomão Neto	Ingo Plögger

Hermann H. Wever	Sten Borup Sorensen

José Reinaldo Magalhães	Maysa Oliveira da Volta

Neimar Dieguez Barreiro	Aprígio Eduardo de Moura Azevedo

Paulo Cesar de Souza Lucas	Paulo Roberto de Oliveira

Samir Zraick	Luiz Edmundo de Andrade

Vitor Sarquis Hallack	Oswaldo Antonio Arriaga Schmidt

Wilson Carlos Duarte Delfino	Carlos Alberto Cardoso Moreira

As set forth in the Notice to the Market mentioned above, and if the Restructuring is approved by Embraer’s shareholders, the board of directors of New Embraer will be composed of the members listed above during the transition period starting at the approval of the Restructuring on March 31, 2006 and ending at the Annual General Meeting of New Embraer Shareholders to approve the financial statements for fiscal year 2008.

In addition to the election of the Board Members and the approval of the Restructuring, all other actions necessary to implement the Restructuring will be submitted for approval at the Extraordinary General Meeting of Rio Han Shareholders, including the election of the members of the Cocnselho Fiscal (Audit Board), and the approval of the listing of New Embraer’s shares on the Novo Mercado segment of the Bolsa de Valores de São Paulo – Bovespa.

Furthermore, as a result of the Restructuring, Embraer informs that its financial statements for the year ended December 31, 2005 will be made available to shareholders on March 31, 2006.

If you have any questions about the Restructuring or the new capital structure of the Company, or if you wish to receive copies of the resumes of the members of the Board of Directors of Rio Han, please contact Investor Relations at +55 12 3927 4404 or investor.relations@embraer.com.br or visit our webpage at www.embraer.com.

São José dos Campos, March 28, 2006.

/s/ANTONIO LUIZ PIZARRO MANSO
EMBRAER – Empresa Brasileira de Aeronáutica S.A.
Antonio Luiz Pizarro Manso
Executive Vice President Corporate and CFO

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.